Exhibit 2.2

Agreement

Made and signed in Ramat Gan on      April 2005

By:	Nilemed Ltd.
MATAM, Science industries center 30, PO BOX 15054, Haifa 31905
(“Nilimed”)

-of the first part-

And	A company in incorporation by D. Medical Industries Ltd.
8 Hamanofim Street, Herzlia Pituach
(the “Company under Incorporation”)

-of the second part-

And	D Medical Industries Ltd.
Public Company 520041955
8 Hamanofim Street, HErzlia Pituach
(“D. Medical”)

-of the third part-

Whereas        Nilimed is the owner of rights in the application for the registration of a patent no.                      and/or any other right in connection with a sensor for calculating the glucose level in the blood (the “Application for Patent Registration” and the “Sensor”, respectively); and

Whereas        in connection with the Sensor an application was filed for the registration of patent no.                                 ; and

Whereas        D Medical Industries Ltd. (hereinafter: “D Medical”) wishes to incorporate a company which shall receive the rights in the Application for Patent Registration and which shall act for the purpose of developing, marketing, selling and/or any other acts in connection with the Sensor (the “Sensor Development”); and

Whereas        Nilimed wishes to assign and transfer all its rights in the Application for Patent Registration and the Sensor to the Company under Incorporation; and

Whereas        the parties with to contract in this agreement in connection with the Sensor Development;

Now therefore, the parties agree as follows:

1.	Preamble and Interpretation

1.1.	The preamble to this agreement constitute an integral part hereof and shall be read in conjunction with its other provisions.

1.2.	The headings of the sections in this agreement are for convenience only and shall not be given any weight for the purpose of interpretation.

1.3.	No change, amendment, addition or deletion shall be valid after signing of this agreement unless made in writing and signed by all parties.

1.4.	No provision of this agreement derogates from any other provision of this agreement but to add thereon, unless otherwise provided in this agreement.

1.5.	any provision or expression in singular shall refer to plural also and vice versa and any masculine shall include feminine and vice versa and referring to a person shall include an entity also and vice versa.

1.6.	All exhibit to this agreement shall constitute and integral part hereof.

2.	Definitions:

“Application for Patent Registration” – application for registration of patent no.                    , filed by Nilimed Ltd. in connection with a sensor for monitoring glucose concentration in the blood, a copy of which is attached hereto as Exhibit A.

3.	Nilimed Representation

3.1.	Nilimed is a private company registered in Israel, private no 513229708.

3.2.	Nilimed is duly registered and fit to carry out its business as carried out today and sign this agreement and perform all obligations thereunder.

3.3.	The execution of this agreement does not constitute a breach of the articles of association of Nilimed and it is no inconsistent with the articles of association of Nilimed and to the best of its knowledge it does not violate any laws or agreement or authorized authority.

3.4.	Nilimed confirms that it is the owner of the Application for the Patent Registration and/or any other rights in the Sensor. A copy of the patent registration documents attached hereto as Exhibit 3.4.

3.5.	Nilimed declares that the Sensor Development is at its initial stages and the actions of the Sensor are yet to be validated and/or the implementation of the technology on which the Sensor shall be developed.

3.6.	Nilimed declares that its rights in the Application for Patent Registration and/or any other right in connection with the Sensor are free and clear of all debt, encumbrances, pledges, claim or other third party rights.

4.	Assignment of Rights in the Application for Patent Registration

Nilimed hereby irrevocably assigns and transfers to the Company under Incorporation all rights in the Application for Patent Registration and the Sensor.

For the avoidance of doubt, any development, idea, example, invention and/or any other right of any kind and sort, future in connection with the Sensor, which is made by Mr. Shkalim is and shall be owned by the Company under Incorporation (the “Future Development”), shall belong to the Company under Incorporation and Nilimed shall not have any claims and/or demands in connection with the rights in the Sensor and/or rights in the Future Development.

5.	Employment of Mr. Avraham Shkalim by the Company under Incorporation

5.1.	Nilimed confirms to Mr. Avraham Shkalim to engage in the Sensor Development, in the Company under Incorporation, during the term of Sensor Development, within the scope of services of 10 weekly hours.

5.2.	the remuneration to which Mr. Avraham Shkalim shall be entitled in connection with the Sensor Development shall be paid by the Company under Incorporation.

6.	Consideration

6.1.	As consideration for the transfer of the rights in the Application for Patent Registration, Nilimed shall be entitled to royalties at the rate of 4% of all income which the Company under Incorporation shall have in connection with the Sensor.

“Income” for the purpose of this section shall mean, all consideration received by the Company under Incorporation in connection with the Sensor, including consideration for sales by the Company under Incorporation in connection with the Sensor, consideration for the grant of rights for the marketing of the Sensor, consideration in connection with the grant of license or sublicense in connection with the Sensor, consideration for the right of any third party rights in the technology of the Sensor, consideration for the grant of third party rights in the intellectual property in connection with the Sensor and/or any other consideration, in connection with the grant of any right, to any third party, at any stage, in connection with the Sensor.

6.2.	The royalties shall be paid to Nilimed on an annual basis, until the 31st of January of each year.

6.3.	Nilimed shall have the right to appoint an auditor on its behalf to examine the books of the company in connection with the payment of royalties.

6.4.	For the avoidance of doubt it is clarified that Nilimed shall not be entitled to any payment in connection with the grant of consent to Mr. Shkalim to engage in the Sensor Development under the Company under Incorporation.

7.	D. Medical Investment

D. Medical undertakes to invest in the Company under Incorporation the following amounts:

7.1.	the amount of US$300,000 (three hundred thousand US dollars) immediately following the execution of this agreement. this amount shall be utilized by the Company under Incorporation for the purpose of completing the clinical model and for validation of the acts of the Sensor, within 6 months from the commencement of the project (“Phase 1” and “Phase 1 Commencement”, respectively).

7.2.	in the event that Phase 1 shall be completed, D Medical shall transfer to the Company under Incorporation the amount of US$500,000 (five hundred thousand US dollars). This amount shall be utilized by the Company under Incorporation for completing the planning and manufacturing of functional models and completion of successful testing of clinical models of the Company under Incorporation, within 12 months from the commencement of the project (“Phase 2”).

7.3.	In the event that Phase 2 shall be completed, D Medical shall transfer to the Company under Incorporation the sum of US$500,000 (five hundred thousand US dollars). This amount shall be utilized by the Company under Incorporation for the successful completion of INVIVO testing (mainly on animals), within 16 months from the commencement of the project (“Phase 3”).

7.4.	In the event that Phase 3 shall be completed, D. Medical shall transfer to the Company under Incorporation the sum of US$500,000. this amount shall be utilized by the Company under Incorporation for the planning of a finished and designed product, manufacturing of presentable trial units, within 20 months from the commencement of the project (“Phase 4”).

7.5.	In the event that Phase 4 shall be completed, D. Medical shall transfer to the Company under Incorporation the sum of US$700,000 (seven hundred thousand US dollars). This amount shall be utilized by the Company under Incorporation for applying to the authorities (FDA and CE) within 24 months from commencement of the project (“Phase 5”).

7.6.	In the event that the Company under Incorporation does not fulfill one of the phases aforementioned and/or in order to attain one of the phases aforementioned an additional investment shall be required in excess of the aforementioned investment, then the investor shall be entitled to decide whether it wishes to continue to invest in the Company under Incorporation or not.

7.7.	Since the Company under Incorporation is a start-up company, in light of its nature as a start-up company there is no certainty that it shall succeed and/or its products and/or technologies that it intends to use shall commercially succeed or otherwise, then, D. Medical shall, at any time in its sole discretion, advise the Company under Incorporation that it decided not to continue its investment in the Company under Incorporation.

7.8.	For the avoidance of doubt, D. Medical shall have the right, for a period of 45 days after notification from the Company under Incorporation of the achievement of a certain phase, to notify the Company under Incorporation whether it wishes to continue its investment in the Company or not.

7.9.	Nilimed, the Company under Incorporation and/or any option holders in the Company under Incorporation shall not have any claim and/or demand against D. Medical in connection with the termination of its investment in the Company under Incorporation.

8.	Taxes

The Company under Incorporation and Nilimed shall bear in equal parts stamp tax of this Agreement.

9.	Condition Precedent

This Agreement shall be valid upon the existence of all of the following conditions:

This agreement is subject to obtaining the approval of the board of directors of Nilimed Ltd., audit committee of Nilimed and shareholders meeting of Nilimed (according to law) which shall be granted within 7 days of the date of execution of this Agreement.

This agreement is subject to the approval of the board of directors of the Company under Incorporation which shall be granted not later than 14 days from signing this agreement.

D. Medical investing $300K in the Company under Incorporation as budget for Phase 1.

10.	Closing Date

Closing of the transactions contemplated hereby shall be made within 14 days from receipt of all consents pursuant to Section 9 above.

11.	Closing.

On the closing date the Company under Incorporation and Nilimed shall convene at the offices of Nilimed and shall act as follows:

11.1.	Nilimed shall furnish to the Company under Incorporation the approval of its audit committee, board of directors and shareholders confirming the transactions of this agreement and performance of obligations by Nilimed in accordance therewith.

11.2.	The Company under Incorporation shall furnish to Nilimed the approval of its board of directors confirming the transactions of this agreement and performance of obligations by the Company under Incorporation in accordance therewith.

12.	General

The parties undertake to act in good faith and in mutual cooperation in order to perform the provisions of this agreement, including, taking any action, signing all documents and obtaining all approval required for the performance of this agreement.

13.	Notices

13.1.	any notice sent to the parties’ addresses as detailed in the preamble in registered post shall be considered received within 72 hours from postage thereof. If delivered personally – it shall be deemed delivered on the date of delivery.

13.2.	Any party may change its address to another address in Israel by written notice.

13.3.	Any change or amendment of this agreement shall be made in writing and signed by all parties hereto.

13.4.	no remedy afforded to any party against the other shall derogate from all remedies afforded to such party in accordance with contract or law.

In witness whereof, the parties signed this agreement on the place and date

/s/ signature	/s/ signature
Nilimed Ltd.	Company under Incorporation

D. Medical Industries Ltd.

Schedules Omitted Pursuant to Item 601(b)(2) of Regulation S-K

•	Annex A – patent application submitted by Nilimedix in connection with a sensor for monitoring glucose concentration in the blood.”